Exhibit 23.3

Consent of Independent Accountant

We consent to the incorporation by reference of our report dated September 11, 2007, with respect to the statements of revenues and direct operating expenses of the Anadarko Austin Chalk Operations, for each of the years in the three year period ended December 31, 2006, which report appears in the September 12, 2007 Form 8-K/A of EV Energy Partners, LP and to the reference to our firm under the heading "Experts" in the registration statement.

The financial statements of the Anadarko Austin Chalk Operations were prepared for the purposes of complying with the rules and regulations of the Securities and Exchange Commission as described in Note 1. These financial statements are not intended to be a complete presentation of Anadarko Austin Chalk Operations.

KPMG, LLP
Houston, Texas
September 28, 2007